Mail Stop 3561

April 16, 2009

Via Fax & U.S. Mail

Mr. Thomas A. Williams
Chief Financial Officer
Reader's Digest Road
Pleasantville, New York 10570

> **Re: The Reader's Digest Association, Inc.**
> **Form 10-K for the year ended June 30, 2008**
> **Filed September 29, 2008**
> **File No. 001-10434**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended June 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

– Results of Operations – 2008 vs. 2007, page 50

1. We note your disclosure that in connection with the purchase accounting of Reader's Digest Association, the fair value of your unearned revenue was reduced to establish a new accounting basis as of March 2, 2007 which reduced revenues by $113 million during 2008 and $56 million in 2007. Please explain to us the nature of the fair value reduction to unearned revenue recorded during the acquisition of Readers Digest and tell us why it resulted in adjustments to revenue during both 2008 and 2007.

– 2007 vs. 2006, page 51

2. We note your disclosure that in connection with the repayment of WRC Media's second-lien term loan credit agreement, WRC Media recognized a gain in 2007 because accrued interest of $19 on the second-lien term loan originally recorded in connection with a troubled debt restructuring in 2006 was not required to be paid. Please explain to us the nature of the troubled debt restructuring in 2006 and why you recorded estimated interest on the second-lien term loan that was not required to be paid. Also, please tell us why you believe it was appropriate to recognize a gain during 2007.

– Liquidity and Capital Resources, page 53

3. In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

– Critical Accounting Policies, page 58

4. We note your disclosure that promotion costs for your books and home entertaining advertising costs are deferred only if certain criteria are met, including whether the future profit expected to be generated by a promotional campaign is greater than the costs deferred. Please tell us if the type of promotion costs referred to in this disclosure are direct response advertising costs. If these costs and their accounting treatment differ from the direct response advertising costs discussed in Note 1 to the financial statements, please explain to us why you believe your deferral of these promotion costs is appropriate. Please refer to SOP 93-7 for guidance. Also, please confirm to us that your accounting for all promotion costs complies with the guidance in SOP 93-7.

Statements of Cash Flows, page F-6

5. We note that your statement of cash flows reconciles "net loss from continuing operations" to cash provided by operating activities. Please revise future filings to adjust "net (loss) income," rather than "net loss from continuing operations" to reconcile to cash flows from operating activities. See paragraph 28 of SFAS No. 95.

Notes to the Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies
– Long-Lived Assets, page F-12

6. We note you disclose your accounting policies and procedures for software to be sold, leased or otherwise marketed. Please tell us and revise future filings to include disclosure of how you account for costs of software developed or obtained for internal use. Please refer to SOP 98-1 for guidance. Also, please tell us and include in your revised disclosure in future filings how you account for website development costs. See EITF 00-02.

Note 2. Entities Under Common Control, page F-20

7. We note that your table detailing the allocation of the purchase price of WRC Media and Direct Holdings shows that consideration paid by RDA Holding Co, including transaction costs was $43.3 million and $9.2 million for WRC Media and Direct Holdings, respectively. In light of your disclosure in Note 1 that the consideration paid for WRC Media and Direct Holdings was $100.7 million and $56.7 million, respectively, please tell us the nature of the difference between the amounts in the table and those disclosed in Note 1. Also, please tell us how you determined the value of the RDA Holding Co. common stock and preferred stock issued as consideration in these purchases.

Note 4. Other Operating Items, Net
– Restructuring Activities, page F-27

8. We note you have disclosed the activity in the restructuring accrual. Please revise future filings to include all disclosures required by paragraph 20 of SFAS No. 146 such as the expected completion date of the restructuring activities and the total costs to be incurred by each type of restructuring activity and by segment.

Note 14. Commitments and Contingencies
– World's Finest Chocolate, page F-56

Mr. Thomas A. Williams
The Reader's Digest Association, Inc.
April 16, 2009
Page 4

9. We note your disclosure that during 2007, $4.8 million of a previously recorded accrual was reversed and $5.7 inventory cost reduction was recognized and both these amounts were recorded as a credit to product, distribution and editorial expenses. Please explain to us why you believe it was appropriate to record each of these amounts as a reduction to expenses in 2007.

Form 10-Q for the quarter ended December 31, 2008

Note 6. Goodwill

10. In light of your continuing net loss and significant amounts of cash used in operating activities, as well as the recent downgrade in your credit rating, please explain to us in detail why you believe that the amount of goodwill recorded on your financial statements as of December 31, 2008 in each segment is realizable. As part of your response, please tell us if an impairment analysis was performed during the first half of fiscal 2009 and if not, please explain to us why you do not believe an interim impairment analysis was necessary.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(914) 244-7930